UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Warner Music Group Corp
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

934550203
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	934550203

1.	Names of Reporting Persons. Tencent Music Entertainment Hong Kong Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,347,358
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 3,347,358
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,347,358
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [__]
11.	Percent of Class Represented by Amount in Row (9) 2.4% of total outstanding Class A common stock (equivalent to 0.7% of total outstanding common stock of all classes)[1]
12.	Type of Reporting Person (See Instructions) CO

1 See Item 4.

CUSIP No.	934550203

1.	Names of Reporting Persons. Tencent Music Entertainment Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,347,358[2]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 3,347,358[2]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,347,358
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [__]
11.	Percent of Class Represented by Amount in Row (9) 2.4% of total outstanding Class A common stock (equivalent to 0.7% of total outstanding common stock of all classes)[3]
12.	Type of Reporting Person (See Instructions) CO

2 Represents the 3,347,358 shares of the Class A common stock of the Issuer held of record by Tencent Music Entertainment Hong Kong Limited. Tencent Music Entertainment Hong Kong Limited is a wholly-owned subsidiary of Tencent Music Entertainment Group.

3 See Item 4.

Item 1(a).	Name of Issuer:

Warner Music Group Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1633 Broadway
New York, New York 10019

Item 2(a).	Name of Person Filing:

Tencent Music Entertainment Hong Kong Limited
Tencent Music Entertainment Group

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Tencent Music Entertainment Hong Kong Limited:

29/F, Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

For Tencent Music Entertainment Group:

17/F, Matsunichi Building, Kejizhongyi Road
Midwest District of Hi-tech Park, Nanshan District
Shenzhen, 518057, the People’s Republic of China

Item 2(c).	Citizenship:

Tencent Music Entertainment Hong Kong Limited – Hong Kong
Tencent Music Entertainment Group – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

934550203

Item 3.	If this Statement is Filed Pursuant to Rule 13d-l(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S. C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-l (b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-l(b)(l)(ii)(J), please specify the type of institution:_____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. Percent of class is determined based on 137,163,316 shares of the Issuer’s Class A common stock issued and outstanding as of February 2, 2022, as disclosed in a Form 10-Q filed by the Issuer dated February 8, 2022 (the “Form 10-Q”). In addition, the total number of outstanding common shares of all classes used to calculate the percent of all common shares of the Issuer (presented in parentheticals in Row 11 of the cover page for each Reporting Person) is determined based on 514,813,765 shares (consisting of 137,163,316 shares of the Issuer’s Class A common stock and 377,650,449 shares of the Issuer’s Class B common stock, $0.001 par value per share, as disclosed in the Form 10-Q).

(c)	Number of shares as to which such person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

As shown from the percentage of class calculated herein, each Reporting Person has ceased to be a beneficial owner of more than five percent of the referenced class of shares. The filing of this Amendment No. 1 constitutes an exit filing for each Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Tencent Music Entertainment Hong Kong Limited is the record holder of 3,347,358 shares of the Class A common stock of the Issuer. Tencent Music Entertainment Hong Kong Limited is a wholly-owned subsidiary of Tencent Music Entertainment Group.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Feburary 10, 2022

TENCENT MUSIC ENTERTAINMENT GROUP

By:	/s/ Cussion Kar Shun Pang
	Name:	Cussion Kar Shun Pang
	Title:	Authorized Signatory

TENCENT MUSIC ENTERTAINMENT HONG KONG LIMITED

By:	/s/ Cussion Kar Shun Pang
	Name:	Cussion Kar Shun Pang
	Title:	Authorized Signatory